DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	June 30,	December 31,
	2024	2023
	$	$
Assets
Current assets:
Cash and cash equivalents	82,084	71,950
Trade and other receivables (Note 4)	42,244	41,775
Income taxes receivable	599	964
Prepaids and deposits	8,860	5,987
Net investment in finance lease	81	83
Contract costs, net	7,661	6,394
	141,529	127,153
Non-current assets:
Contract costs, net	11,639	10,750
Net investment in finance lease	4	45
Deferred tax asset	845	325
Right-of-use assets, net (Note 5)	1,647	1,342
Property and equipment, net (Note 6)	1,939	2,108
Intangible assets, net (Note 7)	2,030	2,401
Goodwill (Note 8)	14,075	14,251
	173,708	158,375
Liabilities
Current liabilities:
Trade and other payables	33,738	31,663
Automatic share repurchase plan liability (Note 10)	17,727	—
Income taxes payable	274	251
Deferred revenue	72,714	67,268
Lease obligations (Note 5)	1,861	1,470
Acquisition holdback payables	816	—
	127,130	100,652
Non-current liabilities:
Acquisition holdback payables	—	1,045
Deferred revenue	266	617
Lease obligations (Note 5)	384	639
Employee benefit obligations	3,468	3,285
Deferred tax liability	—	1,416
	131,248	107,654
Shareholders’ equity
Share capital (Note 10)	248,948	247,496
Contributed surplus	17,493	13,960
Accumulated other comprehensive loss	(7,290)	(5,946)
Deficit	(216,691)	(204,789)
Total equity	42,460	50,721
	173,708	158,375
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Revenue (Note 13)	53,054	43,594	104,457	85,053
Cost of revenue (Note 14)	10,257	8,410	20,183	16,464
Gross profit	42,797	35,184	84,274	68,589

Operating expenses
General and administrative	8,176	9,345	16,331	16,901
Sales and marketing	16,895	18,048	33,328	34,820
Research and development	10,766	8,808	21,178	16,185
Share-based compensation (Note 11)	1,923	1,326	3,855	2,593
Foreign exchange (gain) loss	(310)	4,355	(810)	4,457
Depreciation and amortization (Note 5, 6 and 7)	824	824	1,642	1,531
	38,274	42,706	75,524	76,487
Operating income (loss)	4,523	(7,522)	8,750	(7,898)

Finance income, net (Note 9)	(671)	(2,406)	(1,216)	(4,573)
Other (income) expense, net	(14)	—	(15)	183
Income (loss) before income taxes	5,208	(5,116)	9,981	(3,508)

Income tax expense	510	558	114	921

Net income (loss)	4,698	(5,674)	9,867	(4,429)

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	447	(4,209)	1,344	(4,368)

Comprehensive income (loss)	4,251	(1,465)	8,523	(61)

Earnings per share - basic (Note 12)	0.15	(0.17)	0.33	(0.13)
Earnings per share - diluted (Note 12)	0.15	(0.17)	0.32	(0.13)
Weighted average number of common shares outstanding - basic (Note 12)	30,350,110	33,151,370	30,334,858	33,127,156
Weighted average number of common shares outstanding - diluted (Note 12)	31,059,307	33,151,370	31,051,667	33,127,156

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Share capital		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2022	32,913,955	268,194	8,458	(9,571)	(74,870)	192,211
Exercise of stock options (Note 10 and 11)	8,735	149	(49)	—	—	100
Share-based compensation (Note 11)	—	—	2,593	—	—	2,593
Share issuance under employee share purchase plan (Note 10 and 11)	8,785	322	(58)	—	—	264
Release of restricted share units (Note 10 and 11)	18,442	653	(653)	—	—	—
Issuance of common shares related to business combination	50,550	1,625	—	—	—	1,625
Shares repurchased for cancellation (Note 10)	(279,676)	(2,242)	—	—	(7,994)	(10,236)
Share repurchase commitment under the automatic share purchase plan (Note 10)	—	—	—	—	(41,958)	(41,958)
Comprehensive income (loss)	—	—	—	4,368	(4,429)	(61)
Balance, June 30, 2023	32,720,791	268,701	10,291	(5,203)	(129,251)	144,538

Balance, December 31, 2023	30,305,156	247,496	13,960	(5,946)	(204,789)	50,721
Exercise of stock options (Note 10 and 11)	13,871	422	(132)	—	—	290
Share-based compensation (Note 11)	—	—	3,855	—	—	3,855
Share issuance under employee share purchase plan (Note 10 and 11)	6,647	310	(47)	—	—	263
Release of restricted share units (Note 10 and 11)	38,773	1,466	(1,466)	—	—	—
Release of shares in escrow related to business combination (Note 10)	8,728	330	(330)	—	—	—
Shares repurchased for cancellation (Note 10)	(138,186)	(1,076)	—	—	(4,042)	(5,118)
Share repurchase commitment under the automatic share purchase plan (Note 10)	—	—	—	—	(17,727)	(17,727)
Excess tax benefit on stock compensation	—	—	1,653	—	—	1,653
Comprehensive (loss) income	—	—	—	(1,344)	9,867	8,523
Balance, June 30, 2024	30,234,989	248,948	17,493	(7,290)	(216,691)	42,460
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Six months ended June 30,
	2024	2023
	$	$
Cash flows from operating activities
Net income (loss)	9,867	(4,429)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	1,642	1,531
Share-based compensation	3,855	2,593
Loss on disposal of asset	(10)	197
Unrealized foreign exchange (gain) loss	(1,620)	4,408
Income tax expense	114	921
Finance income, net	(1,216)	(4,573)
Changes in non-cash working capital items:
Trade and other receivables	(723)	(912)
Prepaids and deposits	(3,004)	(3,361)
Contract costs, net	(2,384)	(3,590)
Trade and other payables	2,731	5,575
Employee benefit obligations	283	335
Deferred revenue	5,673	4,877
Income taxes paid	(21)	(299)
Cash from operating activities	15,187	3,273

Cash flows used in investing activities
Purchase of property and equipment	(487)	(266)
Payments related to acquisitions	(250)	(216)
Acquisition of business, net of cash acquired	—	(8,671)
Cash used in investing activities	(737)	(9,153)

Cash flows (used in) from financing activities
Payments received on net investment in finance lease	44	64
Repayment of lease obligations	(949)	(850)
Interest received	1,155	4,056
Proceeds from exercise of stock options	290	100
Proceeds from share issuance under employee share purchase plan	263	264
Shares repurchased for cancellation	(5,081)	(10,236)
Cash used in financing activities	(4,278)	(6,602)

Net change in cash and cash equivalents during the period	10,172	(12,482)
Effect of foreign exchange on cash and cash equivalents	(38)	112
Cash and cash equivalents, beginning of the period	71,950	216,293
Cash and cash equivalents, end of the period	82,084	203,923

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2024
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (“Docebo” or the “Company”), a leading learning platform provider, was incorporated on April 21, 2016 under the Canada Business Corporations Act and is domiciled in Ontario, Canada. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, Canada, M5V 1R9.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage June 30, 2024	Ownership percentage December 31, 2023
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK Limited	England	100	100
Docebo France Société par Actions Simplifiée (“Docebo France”)	France	100	100
Docebo DACH GmbH (“Docebo Germany”)	Germany	100	100
Docebo Australia Pty Ltd. ("Docebo Australia")	Australia	100	100
Docebo Ireland Limited	Ireland	100	100
Circles Collective Inc. ("PeerBoard")	United States	100	100
Edugo AI HK Limited ("Edugo.AI")	Hong Kong	100	100
Edugo AI Learning Software Limited ("Edugo.AI LS")[1]	Dubai	60	60

1Edugo AI Learning Software Limited was incorporated on October 3, 2023. As of June 30, 2024, the value of the identifiable net assets was nil. As such, no non-controlling interest was recognized.

2	Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements (“financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2023. These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 7, 2024.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2024
(expressed in thousands of US dollars, except share amounts)
liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

3	Summary of material accounting policies

The material accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2023.

4	Trade and other receivables

The Company’s trade and other receivables as at June 30, 2024 and December 31, 2023 include the following:

	2024	2023
	$	$
Trade receivables	35,812	36,355
Accrued revenues	4,300	3,486
Tax credits receivable	1,801	1,890
Interest receivable	159	—
Other receivables	172	44
	42,244	41,775

Included in trade receivables is a provision for expected credit losses of $1,271 as at June 30, 2024 and $1,053 as at December 31, 2023.

5	Leases

The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2023	5,154	332	5,486
Additions	1,052	—	1,052
Modifications to and disposals of lease contracts	(236)	(154)	(390)
Effects of foreign exchange	(207)	(10)	(217)
Balance – June 30, 2024	5,763	168	5,931

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2024
(expressed in thousands of US dollars, except share amounts)

	Premises	Others	Total

Accumulated amortization
Balance – December 31, 2023	3,886	258	4,144
Amortization	677	14	691
Modifications to and disposals of lease contracts	(217)	(154)	(371)
Effects of foreign exchange	(191)	11	(180)
Balance – June 30, 2024	4,155	129	4,284

Carrying value
Net balance – December 31, 2023	1,268	74	1,342
Net balance – June 30, 2024	1,608	39	1,647

The Company’s lease obligations are as follows:

2024
$
Balance – January 1	2,109
Additions	1,052
Disposals	(29)
Interest accretion	78
Lease repayments	(949)
Effects of foreign exchange	(16)
Balance -June 30	2,245

Current	1,861
Non-current	384
2,245

Expenses incurred for the three and six months ended June 30, 2024 relating to short-term leases and leases of low-value assets were $31 and $54, respectively (2023 - $30 and $68).

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2024
(expressed in thousands of US dollars, except share amounts)

6	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2023	3,598	1,973	348	5,919
Additions	463	24	—	487
Effects of foreign exchange	(81)	(40)	(9)	(130)
Balance – June 30, 2024	3,980	1,957	339	6,276

Accumulated depreciation
Balance – December 31, 2023	2,382	1,328	101	3,811
Depreciation	435	165	6	606
Effects of foreign exchange	(53)	(22)	(5)	(80)
Balance – June 30, 2024	2,764	1,471	102	4,337

Carrying value
Balance – December 31, 2023	1,216	645	247	2,108
Balance – June 30, 2024	1,216	486	237	1,939

7	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2023	1,382	2,349	44	3,775
Effects of foreign exchange	(42)	(16)	(1)	(59)
Balance – June 30, 2024	1,340	2,333	43	3,716

Accumulated amortization
Balance – December 31, 2023	729	601	44	1,374
Amortization	112	233	—	345
Effects of foreign exchange	(22)	(10)	(1)	(33)
Balance – June 30, 2024	819	824	43	1,686

Carrying value
Balance – December 31, 2023	653	1,748	—	2,401
Balance – June 30, 2024	521	1,509	—	2,030

8	Goodwill

$
Balance – December 31, 2023	14,251
Effects of foreign exchange	(176)
Balance – June 30, 2024	14,075

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2024
(expressed in thousands of US dollars, except share amounts)

9	Finance income, net

Finance income for the three and six months ended June 30, 2024 and 2023 is comprised of:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Interest on acquisition related consideration	11	20	21	36
Interest on lease obligations	37	53	78	112
Interest income	(719)	(2,479)	(1,315)	(4,721)
	(671)	(2,406)	(1,216)	(4,573)

10	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$
Balance – December 31, 2023	30,305,156	247,496
Exercise of stock options	13,871	422
Issuance of common shares under employee share purchase plan	6,647	310
Release of restricted share units	38,773	1,466
Release of shares in escrow related to business combination (i)	8,728	330
Purchase of common shares held for cancellation (ii)	(138,186)	(1,076)
Balance – June 30, 2024	30,234,989	248,948

(i) Purchase consideration for the acquisition of Circles Collective Inc. (O/A PeerBoard) included the issuance of an additional 26,185 common shares, at a fair value of $40.74 (C$51.68) per share, payable through April 2026 to an employee of the acquiree contingent on continued employment and is accounted for as compensation for post-acquisition services. On April 3, 2024, 8,728 of the shares were released from escrow and recognized in share capital.

(ii) On May 6, 2024, the Company renewed its normal course issuer bid (“NCIB”) to repurchase and cancel up to 1,764,037 of its common shares, representing approximately 10% of the public float, over the 12-month period commencing May 20, 2024, and ending no later than May 19, 2025. All repurchases are made through the facilities of the Toronto Stock Exchange and are done at market prices. The amounts paid in excess of the average book value of the common shares are charged to deficit. During the six-months ended June 30, 2024, the Company repurchased a total of 138,186 common shares for cancellation at an average price of $36.77 (C$50.09) per common share for total cash consideration of $5,081, including transaction costs.

In connection with the NCIB, the Company entered into an automatic share purchase plan ("ASPP") with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction.

A liability, representing the maximum amount that the Company could be required to pay the designated broker

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2024
(expressed in thousands of US dollars, except share amounts)
under the ASPP, was recorded for $17,727 as at June 30, 2024. The amount was charged to deficit.

11	Share-based compensation

The Company has four components of its share-based compensation plan: stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), and employee share purchase plan (“ESPP”). Share-based compensation expense for the three and six months ended June 30, 2024 was $1,923 and $3,855, respectively (2023 - $1,326 and $2,593). The expense associated with each component is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Stock options	810	460	1,577	1,026
DSUs	247	224	515	453
RSUs	844	619	1,715	1,056
ESPP	22	23	48	58
	1,923	1,326	3,855	2,593

The following table presents share-based compensation expense by function for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Cost of revenue	57	91	150	116
General and administrative	1,292	792	2,417	1,525
Sales and marketing	381	59	836	504
Research and development	193	384	452	448
	1,923	1,326	3,855	2,593

The changes in the number of stock options during the six months ended June 30, 2024 and 2023 were as follows:

	2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	825,091	28.37	1,349,001	13.60
Options granted	179,233	62.19	215,575	52.15
Options forfeited	(21,372)	57.92	(77,523)	40.30
Options exercised	(13,871)	27.03	(8,735)	16.00
Options expired	(895)	49.44	—	—

Options outstanding – June 30	968,186	33.98	1,478,318	17.81
Options exercisable – June 30	537,438	19.06	1,030,186	6.81

The weighted average fair value of share options granted during the six months ended June 30, 2024 and 2023 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2024
(expressed in thousands of US dollars, except share amounts)

	2024	2023
	C$	C$
Weighted average stock price valuation	$62.19	$52.15
Weighted average exercise price	$62.19	$52.15
Risk-free interest rate	3.64%	3.00%
Expected life in years	4.5	4.5
Expected dividend yield	—%	—%
Volatility	57%	65%
Weighted average fair value of options issued	$31.04	$28.14

The following table is a summary of the Company’s stock options outstanding as at June 30, 2024:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	235,320	2.24	0.0001 - 1.09	235,320
8.86 - 11.06	23,985	6.49	8.86 - 11.06	21,242
15.79 - 16.00	170,877	5.27	15.79 - 16.00	131,309
26.43 - 60.00	419,313	5.22	26.43 - 60.00	132,568
60.01 - 95.12	118,691	4.27	60.01 - 95.12	16,999
	968,186	4.42		537,438

The following table is a summary of the Company’s stock options outstanding as at June 30, 2023:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	784,368	2.49	0.0001 - 1.09	784,368
8.86 - 11.06	51,811	7.46	8.86 - 11.06	35,126
15.79 - 16.00	228,509	5.67	15.79 - 16.00	139,060
26.43 - 60.00	373,306	6.30	26.43 - 60.00	53,559
60.01 - 95.12	40,324	5.77	60.01 -95.12	18,073
	1,478,318	4.31		1,030,186

DSUs

The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – December 31, 2023	115,576
Granted (at C$66.82 - C$68.04 per unit)	2,403
DSUs - June 30, 2024	117,979

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2024
(expressed in thousands of US dollars, except share amounts)
RSUs

The following table presents information concerning the number of RSUs granted by the Company:

#
RSUs – December 31, 2023	160,150
Granted (at C$50.39 - C$73.54 per unit)	89,438
Released (at C$40.30 - $86.38 per unit)	(38,773)
Forfeited (at C$52.15 - $86.38 per unit)	(9,775)
RSUs - June 30, 2024	201,040

12	Earnings per share

Basic and diluted net income per share for the three and six months ended June 30 are calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net income attributable to common shareholders	4,698	(5,674)	$9,867	$(4,429)

Basic weighted average number of common shares outstanding	30,350,110	33,151,370	30,334,858	33,127,156
Stock options	389,769	—	404,020	—
DSUs	117,254	—	116,703	—
RSUs	202,174	—	196,086	—
Diluted weighted average number of common shares outstanding	31,059,307	33,151,370	31,051,667	33,127,156

Basic earnings per common share	$0.15	$(0.17)	$0.33	$(0.13)
Diluted earnings per common share	$0.15	$(0.17)	$0.32	$(0.13)

For the three and six months ended June 30, 2024, there were 41,211 and 24,366 stock options, respectively, that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

Since the Company was in a loss position for the prior year presented, basic net loss per share is the same as diluted loss per share for the periods as the inclusion of all potential common shares outstanding would be anti-dilutive. The weighted average impact of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	#	#	#	#
Stock options	—	793,887	—	798,376
DSUs	—	89,764	—	89,409
RSUs	—	205,759	—	160,610
	—	1,089,410	—	1,048,395

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2024
(expressed in thousands of US dollars, except share amounts)

13	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application and associated premium support services, and professional services revenue, which includes services such as initial implementation, project management, training, and integration.

The following table presents a disaggregation of revenue for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Subscription revenue	49,821	40,846	97,711	79,690
Professional services	3,233	2,748	6,746	5,363
	53,054	43,594	104,457	85,053

14	Cost of revenue

The following table represents cost of revenue for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Employee salaries and benefits	4,900	4,713	9,860	9,299
Web hosting fees	1,612	1,225	3,072	2,402
Third party service fees	3,417	2,150	6,619	4,273
Other	328	322	632	490
	10,257	8,410	20,183	16,464

15	Employee compensation

The total employee compensation comprising salaries and benefits, and excluding share-based compensation, for the three and six months ended June 30, 2024 was $27,979 and $56,559, respectively (2023 - $28,755 and $54,823).
Employee compensation costs were included in the following expenses for the three and six months ended June 30, 2024 and 2023 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Cost of revenue	4,900	4,713	9,860	9,299
General and administrative	4,227	4,310	8,316	7,820
Sales and marketing	11,133	12,610	22,935	24,577
Research and development	7,719	7,122	15,448	13,127
	27,979	28,755	56,559	54,823

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2024
(expressed in thousands of US dollars, except share amounts)

16	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. Key management personnel includes the Company’s Directors and Officers.

Compensation awarded to key management personnel for the three and six months ended June 30, 2024 and 2023 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Salaries and benefits	688	1,335	1,478	2,281
Share-based compensation	666	1,031	1,709	2,137
	1,354	2,366	3,187	4,418

17	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts.

The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

During the three and six months ended June 30, 2024, there were no transfers of amounts between levels in the fair value hierarchy.

18	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three and six months ended June 30, 2024 and 2023.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
North America	40,150	32,895	79,280	64,372
Rest of World	12,904	10,699	25,177	20,681
	53,054	43,594	104,457	85,053